Exhibit 4.14
FOURTH AMENDMENT TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN
FOR EMPLOYEES OF PUERTO RICO
(As Amended and Restated January 1, 2020)

Background Information

A.    Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) for the benefit of eligible employees of Cardinal Health and its subsidiaries and affiliates.

B.    Section 11.02 of the Plan provides that the Plan may be amended at any time through a written resolution adopted or approved by the Financial Benefit Plans Committee (“FBPC”) with respect to any amendment that, when aggregated with any other amendment or amendments approved on the same date, is reasonably expected to have an annual financial impact on Cardinal Health of $5 million or less.

C.    The FBPC has concluded that the amendment set forth below, when aggregated with any other amendments set to be approved on the same date, is reasonably expected to have an annual financial impact on Cardinal Health of less than $5 million.

D.    The FBPC desires to amend the Plan to provide that certain participants who terminate employment in connection with the divestiture of Cardinal Health’s Cordis business shall become fully vested in any Employer Contributions and/or Special Contributions, to the extent not already fully vested.

Amendment of the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

The Plan is hereby amended as set forth below, effective as of August 2, 2021.

1.     Section 4.01 of the Plan is amended by adding the following paragraph to the end thereof:

“Notwithstanding the foregoing provisions of Section 4.01 or any other provision of the Plan, a Participant who becomes an employee of Bayou Purchaser, Inc. or a subsidiary thereof (and thereby terminates employment from the Employer) as a result of the Company’s sale of its Cordis business shall become 100% vested in his or her Employer Contribution Account and Special Contribution Account, as applicable, as of August 2, 2021, or as of such other closing date of the Company’s sale of its Cordis business.”

2.    All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.
FINANCIAL BENEFIT PLANS COMMITTEE

By: Kendell Sherrer

Its: VP, Compensation and Benefits

Date: July 28, 2021